

February 25, 2015

Via E-mail
Kirk Morgan
Chief Financial Officer
Actua Corporation
555 East Lancaster Ave.
Suite 640
Radnor, PA 19087

> **Re:** **Actua Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 001-16249**

Dear Mr. Morgan:

We have reviewed your February 19, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition

1. Your response to prior comment 2 indicates that you believe the initial contract term approximates the customer relationship period as you have no history with the particular new customer and have no assurance that the relationship with the new customer will extend beyond the initial contract term. However, the customer relationship period should be estimated based on your history of customer relationship periods for all Bolt

SaaS customers. Tell us your consideration for assessing the customer relationship period using all Bolt SaaS customers. Please also tell us the amount of revenue recognized for professional services that do not qualify as a separate unit of accounting for fiscal years 2011-2014.

You may contact Eiko Yaoita Pyles, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief